Exhibit 99.2

Management’s Discussion and Analysis of Financial Position and Operating Results

Following is management’s discussion and analysis (“MD&A”) of the results of operations and the financial position of Cascades Inc. (“Cascades” or “the Company”), which should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the quarters ended March 31, 2004 and 2003 and with the most recent audited consolidated financial statements. Information contained herein includes any signicant developments as at May 3, 2004, the date of approval of MD&A by the Company’s Board of Directors.

MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements in this MD&A, including statements regarding future results and performance, are forward-looking statements within the meaning of securities laws based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw materials costs, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars, unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-gaap measures”). For example, the Company uses operating income before depreciation and amortization (“OIBD”) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the supplemental information on non-gaap measures section.

Overview

Cascades is a diversified producer of packaging products, tissue paper and fine papers with operations in Canada, the United States and Europe. The Company has leading market positions for many of its products in North America and is a leading producer of coated boxboard in Europe.

Although the Company believes that its products, markets and geographical diversification help to mitigate the adverse effects of industry conditions, the markets, for some of its products, are highly cyclical. These markets are heavily in fluenced by changes in the North American and global economies, industry capacity and inventory levels maintained by customers, all of which affect selling prices and profitability.

During the first quarter of 2004, sales decreased by 3.2% and operating income was 51% lower than in the same quarter in 2003. These declines are principally attributable to volume and net realization price decreases experienced by most of the Company’s operating sectors, which reflect difficult market conditions in North America and Europe.

The following table shows the historical movement of quarterly average benchmark list prices for some of our key products:

Benchmark product	Q1 - 2004	Q4 - 2003	Q3- 2003	Q2- 2003	Q1 - 2003

Packaging (US$/short ton)
-Recycled boxboard - 20-pt. clay coated	648	665	665	657	625
-Linerboard-unbleached kraft, 42 lb.-Eastern U.S.	412	412	418	425	428
Fine papers (US$/short ton)
-Uncoated fine paper-offset, 50 lb. Rolls	587	585	602	653	696
-Coated fine paper-No. 3 grade, 60 lb rolls	768	782	805	815	780

Source : Cascades based on industry sources

Recycled and virgin fibres are the primary raw materials used in the manufacture of our products and represent the highest production cost. List prices for these raw materials fluctuate considerably and are heavily influenced by economic conditions and foreign demand. The following table shows the historical movement of quarterly average benchmark list prices for some of the grades of recycled paper and virgin pulp that are used in the manufacturing process:

Benchmark product	Q1 - 2004	Q4 - 2003	Q3- 2003	Q2- 2003	Q1 - 2003

Recycled paper (US$/short ton)
-Old corrugated containers	77	60	59	64	56
-Sorted office papers	108	97	98	108	136
Virgin pulp (US$/metric tonne)
-Northern bleached softwood kraft - Eastern U.S.	600	575	550	580	507

Source : Cascades based on industry sources

Quarter ended March 31, 2004 compared to quarter ended March 31, 2003

Sales Sales decreased by $29 million, or 3.2%, to $870 million for the quarter ended March 31, 2004, versus $899 million for the same period in 2003.

Businesses acquired over the last twelve months accounted for $76 million of sales during the quarter ended March 31, 2004. On October 1, 2003, the Company increased its participation in Dopaco, Inc. to 50%. This investment generated $57 million of sales in the first quarter of 2004, as Dopaco’s results have been proportionally consolidated as of that date.

Net selling prices were weaker in each of the Company’s operating sectors. The depreciation of the U.S. dollar also had a direct impact on export prices and has contributed to reducing prices in Canadian dollars in the domestic market, reflecting the reality of North American pricing for several of the Company’s product lines. Overall business volumes, excluding the Tissue Group and the manufacturing operations of the Containerboard Group, were lower as a result of reduced economic activity.

Operating income before depreciation and amortization The Company generated operating income before depreciation and amortization of $57 million for the quarter ended March 31, 2004, compared to $71 million for the same period in 2003, which represents a 20% decrease. The OIBD margin decreased to 6.6% for the quarter ended March 31, 2004, from 7.9% for the corresponding period in 2003.

Operating income before depreciation and amortization includes a $5 million unrealized gain on derivative financial instruments of certain commodity swap contracts that were entered into by a joint venture of the Company.

The most important factors accounting for the decrease in OIBD and margin are the volume and net realization price reductions experienced in most of the operating sectors. This is mainly due to difficult market conditions in North America and Europe and the strengthening of the Canadian dollar against the U.S. dollar, the average quarterly exchange rate having increased by 14.6% in 2004 compared to the same period in 2003.

The monthly average list price for old corrugated containers (OCC) which are used in large volume by our Containerboard Group, increased by approximately 38% during the quarter. The monthly average list price for sorted office papers (SOP), primarily used by our Tissue Paper and Boxboard Groups, was 21% lower compared to the first quarter of 2003, while the price of old newspapers (ONP) which are used by our Boxboard Group and Moulded Pulp businesses, increased by 19% during the same period.

Natural gas costs were $7.73 per gigajoule during the quarter ended March 31, 2004, compared to $8.94 per gigajoule for the quarter ended March 31, 2003, representing a 14% decrease. This decrease in unit price had a positive effect on the operating income before depreciation and amortization which was an increase of approximately $5 million while a decrease in volume also increased the OIBD by approximately $3 million.

Consolidated selected information

For the periods ended March 31, 2004 and 2003

(in millions of dollars, except amount per share)

	2004	2003

Sales	870	899
OIBD	57	71
OIBD / sales	6.6%	7.9%
Operating income	17	35
Net earnings (loss)	(6)	16
Basic net earnings (loss) per common share	$(0.08)	$0.19

Segmented analysis

Packaging Products Sales of the Packaging Products segment increased by $19 million, or 3.6%, amounting to $551 million for the quarter ended March 31, 2004, compared to $532 million for the same period in 2003. The additional contribution of new businesses acquired over the last twelve months only partly compensated for market-related downtime in all operating sectors and a general decrease in price levels.

Sales for the Boxboard Group amounted to $296 million for the quarter ended March 31, 2004, compared to $262 million for the same period in 2003. Excluding the contribution of $66 million realized through the 2003 acquisitions of Dopaco and Scierie Lemay, sales actually decreased by $32 million, or 12%. Over the course of this period, shipments by primary mills decreased by approximately 8% in North America and approximately 2% in Europe.

Sales for the Containerboard Group decreased by $12 million, or 8%, amounting to $146 million for the quarter ended March 31, 2004, compared to $158 million for the same period in 2003. The acquisition of the Schenectady, N.Y. converting plant in April 2003 contributed $5 million in additional sales in 2004. Containerboard shipments increased 2% over the period, while shipments of corrugated products increased by 5% mostly as a result of the impact of the Schenectady acquisition. Due primarily to a stronger Canadian dollar, average reported net Canadian selling prices were lower in both the containerboard and corrugated products segments.

In order to balance inventories and production levels to customer demand, the Company took approximately 15,000 short tons of market-related downtime in the Boxboard Group and 12,000 short tons in the Containerboard Group during the first quarter of 2004, representing approximately 6% of their respective quarterly capacities.

Sales for the Specialty Products Group decreased by $2 million, or 2%, to $119 million for the quarter ended March 31, 2004, compared to $121 million for the same period in 2003. Within this Group, the moulded pulp division saw its contribution decrease by $5 million. Sales of the kraft paper and uncoated board products businesses also decreased by approximately $4 million mostly due to the impact of the appreciation of the Canadian dollar compared to the U.S. dollar. Our Greenfield S.A.S. 50% joint venture de-inked pulp unit, established at the end of the first quarter of 2003, generated $5 million in additional sales during the quarter in comparison to the first quarter of 2003.

Operating income before depreciation and amortization for the Packaging Products segment was $45 million for the quarter ended March 31, 2004, compared to $44 million for the same period in 2003. Higher waste paper costs combined with lower selling prices and the strengthening of the Canadian dollar contributed to reduce the Packaging Products Group’s profit margins.

As mentioned previously, the OIBD includes a $5 million unrealized gain on derivative financial instruments of certain commodity swap contracts that were entered into by a joint venture of the Company.

Packaging

	Sales		OIBD				Shipments				Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
	2004	2003	2004	% sales	2003	% sales	2004		2003		2004	2003

Boxboard
Manufacturing -
North America	62	71	—	—	2	2.8	86	st	93	st	721	763
Manufacturing - Europe	119	129	7	5.9	10	7.8	130	st	133	st	915	970
Converting	112	60	8	7.1	2	3.3
Others and eliminations	3	2	2	—	2	—
	296	262	17	5.7	16	6.1	216	st	226	st
Containerboard (1)
Manufacturing	78	90	7	9.0	5	5.6	179	st	176	st	436	511
Converting	110	117	11	10.0	10	8.5	1,630	msf	1,550	msf	67	75
Others and eliminations	(42)	(49)	2	—	4	—
	146	158	20	13.7	19	12.0

Specialty products	119	121	8	6.7	9	7.4
Eliminations	(10)	(9)	—	—	—	—
	551	532	45	8.2	44	8.3

(1) The Company’s containerboard business consists entirely of its 50% share of the results of Norampac Inc., a joint venture.

Tissue Group Sales for the Tissue Group decreased by $14 million, or 8%, to $168 million for the quarter ended March 31, 2004, compared to $182 million for the same period in 2003. Net selling prices were lower during the quarter ended March 31, 2004 in comparison with the corresponding period in 2003, this being the result of the devaluation of the U.S. dollar relative to the Canadian dollar. However, shipments increased 7% over the same period, reflecting increased sales efforts in the US away from home market and a planned 12 day shutdown in 2003, at the St-Helens, Oregon facility in order to upgrade the paper machine.

Operating income before depreciation and amortization for the Tissue Group was $18 million for the quarters ended March 31, 2004 and 2003. An increase in shipments and lower average waste paper costs contributed to an increase the OIBD margin.

Tissue

	Sales		OIBD				Shipments				Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
	2004	2003	2004	% sales	2003	% sales	2004		2003		2004	2003

Manufacturing	154	165	18	11.7	19	11.5	96	st	90	st	1,604	1,833
Distribution	21	22	—	—	(1)	(4.5)
Eliminations	(7)	(5)	—	—	—	—
	168	182	18	10.7	18	9.9

Fine Papers Group Sales for the Fine Papers Group decreased by $34 million, or 17%, to $168 million for the quarter ended March 31, 2004, compared to $202 million for the same period in 2003. The strengthening of the Canadian dollar against the U.S. dollar affected export and domestic prices for both coated and uncoated papers, with shipments decreasing by 18%, compared to the first quarter of 2003. Market-related downtimes during the period at both the coated and uncoated mills represented 11,000 short tons, or 14% of total quarterly capacity. The distribution division, Cascades Resources, contributed total sales of $100 million during the quarter, compared to $107 million in the first quarter of 2003. This division was impacted by a 6% decrease in its average selling prices for paper and a reduction in value-added product sales.

Operating income before depreciation and amortization for the Fine Papers Group showed a loss of $3 million for the quarter ended March 31, 2004, compared to a positive contribution of $9 million for the same period in 2003.

This operating segment experienced lower shipments and generally lower selling prices for both coated and uncoated papers - a situation that was amplified by the depreciation of the U.S. dollar relative to the Canadian dollar. OIBD was also impacted by higher virgin fibre prices. The rapid strengthening of the Canadian dollar against the U.S. dollar, combined with a difficult pricing environment, considerably reduced the operating profitability of the Thunder Bay coated paper mill.

Fine papers

	Sales		OIBD				Shipments				Average selling price
	(in millions of dollars)		(in millions of dollars)				(in thousands)				(in dollars/unit)
	2004	2003	2004	% sales	2003	% sales	2004		2003		2004	2003

Manufacturing	83	112	(5)	(6.0)	6	5.4	65	st	79	st	1,277	1,418
Distribution	100	107	2	2.0	3	2.8
Eliminations	(15)	(17)	—	—	—	—
	168	202	(3)	(1.8)	9	4.5

Depreciation and amortization Depreciation and amortization increased to $40 million for the quarter ended March 31, 2004, from $36 million for the corresponding period of 2003, primarily as a result of recent business acquisitions.

Operating income As a result of the above-described factors, operating income decreased 51% to $17 million compared to $35 million for the same period in 2003. Operating margins decreased from 3.9% in the first quarter of 2003 to 2% in the first quarter of 2004.

Interest expense Interest expense decreased by $1 million, to $20 million for the quarter ended March 31, 2004 compared to $21 million for the same period in 2003.

Foreign exchange loss (gain) on long-term debt The Company recorded a foreign exchange loss of $6 million on its own and its joint ventures’ U.S.-denominated debts, as the Canadian dollar, when compared to the U.S. dollar, went from $0.774 as at December 31, 2003 to $0.763 as at March 31, 2004. This compares to a gain of $16 million for the quarter ended March 31, 2003. The loss had no cash impact on the Company’s liquidity.

Provision for income taxes The income tax recovery for the quarter ended March 31, 2004 amounted to $2 million, representing an effective tax rate of 19%. Excluding the impact of the foreign exchange loss on U.S.-denominated debt and the unrealized gain on derivative financial instruments, the tax rate would have been 28%.

Net earnings (loss) As a result of the foregoing factors, net earnings decreased by $22 million to produce a loss of $6 million, or $0.08 per share for the quarter ended March 31, 2004, versus net earnings of $16 million, or $0.19 per share, for the same period in 2003.

Results for the quarter ended March 31, 2004 include an after-tax foreign exchange loss on U.S.-denominated debt of $5 million, or $0.06 per share and an after-tax unrealized gain on derivative financial instruments in the amount of $4 million or $0.05 per share.

Net earnings for the first quarter of 2003 included a loss on long-term debt refinancing, our share of an adjustment to a gain realized by a significantly influenced company and a foreign exchange gain on U.S.-denominated debt. These items increased net earnings by $5 million or $0.06 per share.

Liquidity and capital resources

Cash flows from operations Deficit cash flows from operations totalled $3 million for the quarter ended March 31, 2004, compared to a deficit of $34 million for the same period in 2003. Changes in non-cash working capital components amounted to a use of funds in the amount of $36 million for the quarter ended March 31, 2004 mainly as a result of an interest payment on the Company’s US$550 million senior notes and an increase in the North American boxboard inventories.

Investing activities For the quarter ended March 31, 2004, investment activities required total cash resources of $35 million. The Company invested $19 million in property, plant and equipment. The most important investment during the quarter was a $3 million investment at the La Rochette European boxboard mill as a result of a  10 million project that will be completed later in 2004.

The Company also invested $14 million (net of cash acquired) in a new business during the quarter mostly accounted for by the $15 million (US$11.4 million) paid to acquire a Tissue mill located in Memphis, Tennessee.

The tissue assets acquired are presently idle. This acquisition will increase the Company’s tissue capacity by approximately 40,000 short tons per year or 8%. The start-up of the tissue machine will be dictated by market demand. The converting lines which are expected to start-up gradually later this year will produce bathroom tissue and paper napkins.

Financing activities During the quarter ended March 31, 2004, the Company drew an additional $42 million on its revolving credit facility. It also redeemed 4,500 of its common shares on the open market, in accordance with its normal course issuer bid.

Considering these transactions and the $3 million in dividends paid out during the quarter ended March 31, 2004, financing activities generated $40 million in liquidity during the period.

Consolidated financial position as at March 31, 2004

The Company’s working capital stood at $541 million as at March 31, 2004, at a ratio of 2.05:1. At year-end 2003, the working capital stood at $508 million for a ratio of 1.99:1.

Long-term debt, including the current portion, increased slightly to $1.2 billion as at March 31, 2004 compared to $1.1 billion as at December 31, 2003. The Company had $289 million available under its $500 million revolving credit facility at the end of the quarter. The net funded debt to total capitalization ratio increased from 45.5% as at December 31, 2003 to 46.9% as at March 31, 2004.

Due to the net loss incurred during the first quarter of 2004 and the dividend paid out, shareholders’ equity declined by $11 million or $0.15 per share to $1.0 billion or $12.78 per share as at March 31, 2004.

During the quarter, the Company obtained from its lenders greater flexibility under its revolving credit facility interest coverage covenant which will remain in force until the second quarter of 2005.

The liquidity available under the credit facilities of the Company and its joint ventures, along with the cash flow generated by the operating activities, will provide the Company sufficient funds to meet its financial obligations and fulfill its capital expenditure program, which budget estimates place at approximately $100 million for 2004. This budgeted amount may be revised during the course of this year, depending on the cash flow generated by operations.

Capital stock information

As at March 31, 2004, the capital stock issued and outstanding consisted of 81,734,791 common shares (81,731,387 as at December 31, 2003). As at March 31, 2004, 1,487,038 stock options were issued and outstanding (1,494,942 as at December 31, 2003).

	For the three-month periods ended March 31,
	2004	2003

Toronto Stock Exchange (CAS: TSX)
High	$12.60	$16.87
Low	$11.21	$12.60
Volume	7,969,000	9,759,000

Outlook

The Company anticipates that the next few quarters may witness further signs of strengthening in the North-American economy which should help implement sustainable price increases in most of its operating sectors. These selling price increases should partly offset recent hikes in energy and raw materials costs. After experiencing sustained growth in most of its operating sectors over the last few years, the Company continues to see the upcoming year as a year of consolidation. The Company is evaluating its operating sectors on the basis of long-term corporate objectives.

As an opportunistic acquirer of assets, the Company continues to monitor good acquisition opportunities and may temporarily increase its indebtedness ratio to make such acquisitions. The Company’s primary objective over the long-term, however, is still that of keeping its net funded debt to total capitalization ratio under 50%.

The Boxboard Group will continue to implement its cost reduction programs while focusing on customer service and improving quality. Throughout the rest of 2004, the Containerboard Group should continue to curtail its production levels to meet customer demand. The Containerboard Group announced in early April the acquisition of all the shares of Johnson Corrugated Products Corp., a corrugated products plant in Thompson, Connecticut for a consideration of approximately $14 million (US$11 million). This acquisition will further increase the integration of its North American operations.

The Specialty Products Group will start up its new honeycomb production line in Drummondville, Quebec and will continue to develop its paper recovery business.

The Tissue Group will continue to integrate the assets acquired in recent years and further decrease its production costs. The intent is to progressively start up the Company’s newly installed conversion facilities to respond to market demand.

The Fine Papers Group should continue to operate in a low pricing environment for both coated and uncoated papers, although recently-announced price increases are expected to hold given recent increases in virgin fibre costs.

White grades of recycled papers that are being used as virgin pulp substitutes by our Tissue paper sector are currently experiencing low North-American generation levels. It is anticipated that export demand for these grades will increase over the next few months. The combined impact of these two factors may lead to increased prices.

Old corrugated containers (OCC) have recently seen stabilization in prices. Generation levels remain high, while export-market demand has slowed. Our current inventories give us additional negotiating power in the marketplace and we anticipate they will be maintained at present levels.

Supplemental information on non-GAAP measures

Operating income before depreciation and amortization is not a measure of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization does not represent, and should not be used, as a substitute for operating income, net earnings or cash flows from operations as determined in accordance with Canadian GAAP, and is not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization may differ from those of other companies.

Net earnings, which is a performance measure defined by Canadian GAAP, is reconciled below to operating income before depreciation and amortization:

	For the 3-month periods ended March 31,
	2004	2003

Net earnings (loss)	(6)	16
Share of results of significantly influenced companies	(1)	2
Provision (recovery) for income taxes	(2)	1
Loss on long-term debt refinancing	—	11
Foreign exchange loss (gain) on long-term debt	6	(16)
Interest expense	20	21
Operating Income	17	35

Depreciation and amortization	40	36

Operating Income before Depreciation and amortization	57	71

Information on shipments

Shipments (in thousands)

	For the three-month periods ended March 31,
	2004	2003

Packaging products
Boxboard
Manufacturing (S.T.)	216	226
Containerboard (1)
Manufacturing (S.T.)	179	176
Converting (square feet)	1,630	1,550
Tissue paper (S.T.)	96	90
Fine papers (S.T.)
Uncoated papers	33	39
Coated papers	32	40

(1) The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Additional information

Additional information relating to the Company, including the annual report and AIF, is available on SEDAR at www.sedar.com.